Exhibit 99.4

CERTIFICATE OF QUALIFIED PERSON

Frederick Carl Edmunds,

I, Frederick Carl Edmunds, of 1115 Queens Ave, West Vancouver, BC, Canada, do hereby certify that:

I am employed as Exploration Manager with Northgate Minerals and have supervised the 2010 Kemess Underground drilling program as well as the preparation of Northgate's 2011 resource estimate for Kemess Underground.

This certificate applies to the technical report "PRELIMINARY ECONOMIC ASSESSMENT OF THE KEMESS UNDERGROUND PROJECT BRITISH COLUMBIA, CANADA" dated July 22nd 2011, (the "Technical Report").

I graduated from the University of Edinburgh in 1983 with a BSc (Honours) in Geology and then from Queen's University, Kingston, Ontario in 1988 with an MSc in Mineral exploration.

I am a Professional Geoscientist (PGeo) registered with the Association of Professional Engineers and Geoscientists of British Columbia, member #19724, and have been a member in good standing since 1992.

From 1985 until present I have been continuously employed as a Geologist in mineral exploration.

I am not independent of the issuer applying all tests in section 1.5 of National Instrument 43-101. I am employed by Northgate Minerals Corporation which is a producing issuer.

I have read the definition of "qualified person" set out in National Instrument 43-101 ("NI 43- 101") and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a "qualified person" for the purposes of NI 43-101.

I visited the Kemess mine on May 16 2011 for two days.

I am responsible for sections 4 through 12 inclusive and sections 14 and 15 of the Technical Report.

I have supervised diamond drill programs at Kemess since 2002 and was a Qualified Person for the previous Technical Report entitled "REVISED MINERAL RESERVE AND RESOURCE KEMESS NORTH PROJECT OMINECA MINING DIVISION BRITISH COLUMBIA" dated May 2 2005.

I have read National Instrument 43-101 and Form 43-101F, and sections 4 through 12 inclusive and sections 14 and 15 have been prepared in compliance with that instrument and form.

At the effective date of the Technical Report, to the best of my knowledge, information and belief, the sections 4 through 12 inclusive and sections 14 and 15 contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated at Vancouver, British Columbia the 8th day of September, 2011.

(signed) Frederick Carl Edmunds
Frederick Carl Edmunds